UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

cosan Limited | CZZ
2nd Quarter of 2019

2Q19 Earnings Release

São Paulo, August 15, 2019 – COSAN LIMITED ("CZZ" or "Company") (NYSE: CZZ) announces today its results for the second quarter (April, May, and June) of 2019 (**2Q19**). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 2Q19 and 2Q18, except where indicated differently.

Summary of Financial Information

Executive Summary - Cosan Pro forma[1] BRL mln	2Q19 (Apr-Jun)	2Q18 (Apr-Jun)	Chg.% 2Q19/2Q18	1Q19 (Jan-Mar)	Chg.% 2Q19/1Q19
Net Revenue	19,338.5	15,070.4	28.3%	18,621.1	3.9%
Gross profit	2,340.0	1,692.7	38.2%	2,116.2	10.6%
EBIT	1,351.8	868.1	55.7%	1,238.4	9.2%
EBITDA[2]	2,313.3	1,630.9	41.8%	2,232.5	3.6%
Adjusted EBITDA[3]	2,040.5	1,864.0	9.5%	2,179.0	-6.4%
Net Income (Loss)	208.4	22.7	n/a	190.2	9.6%
Adjusted Net Income	112.8	113.7	-0.8%	195.8	-42.4%

Note 1: Pro forma results consider consolidation of 50% of the results of Raízen Combustíveis and Raízen Energia.
Note 2: As of 1Q19, EBITDA includes lease impacts (IFRS 16).
Note 3: Adjusted EBITDA and Net Income excludes non-recurring effects in Cosan S.A., as detailed in its earnings release, and leases (IFRS 16) in Cosan Logística.

Message from the CEO

Pension reform was approved at Lower Chamber. The bill now goes to Senate. Economic activity slowed down during the quarter compared to a more promising start of 2019, as the country moved to some sort of "wait-and-see" mode ahead of approval. Speed is now important so that government can move ahead with tax reform and other measures that will effectively unlock the economy gears. In the meantime, FX was back to what seemed to be considered equilibrium and oil prices went down, capping much awaited recuperation of sugar prices. In turn Brazil is now expected to have record high corn crop right when US faces flooding issues. Anticipation of corn exports already helped the quarter, and will likely compensate for lower exports of soybeans.

CZZ pro forma adjusted EBITDA increased 9% yearly in 2Q19, and reached R$ 2 billion, mostly driven by better results at Comgás. Raízen Energia hit the ground of 2019/20 crop year with timely advanced hedging positions for both sugar and ethanol, calling for a better year in spite of challenging sugar prices. Lack of consistent demand improvement was an issue for Raízen Combustíveis. The company delivered robust results considering steep decline of ethanol prices causing inventory losses, and changes in periodicity diesel and gasoline prices changes adopted by Petrobras, reducing import opportunities. Raízen Argentina had a good quarter considering low economic activity ahead of Elections. Comgás' tariff review cycle was concluded with regulatory stability supporting higher investments going forward. Moove's volumes also grew in Brazil and abroad. Rumo had a tough start-of-quarter as producers held back soybean exports in view of lower prices, offset later on by record-high corn crop and volumes anticipation, resulting in transportation records.

CZZ successfully concluded a liability management process and increased its cash position. We issued USD 750 million 10-year bond while tendering nearly USD 300 million worth of 2024 notes, resulting on a net cash addition of USD 450 million. CSAN3 tendered Comgás' common shares, increasing its stake to over 99% and reiterating our high conviction in the portfolio intrinsic value. Last week, Raízen announced the sale of 50% stake of its Convenience stores business in Brazil to FEMSA at R$ 1.12 billion EV. We are partnering with a global leader to accelerate growth of Raízen's C-stores while expanding into promising proximity business.

We expect second half to be more encouraging in Brazil. Eyes are now on final approval of pension reform, yet there are signs of activity recovery, following privatizations and some measures required to support sustainable growth. We keep on watching rising US-China trade war developments and political environment in Argentina, which may pose additional challenges to economic rebound.

Marcos Marinho Lutz, CEO.

Investor Relations
E-mail: ri@cosan.com.br
Tel: +55 11 3897- 9797
+1 646 849 9960
Website: ir.cosanlimited.com

CZZ LISTED NYSE

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COSAN LIMITED Earnings Release nd 2 Quarter of 2019 Business Units Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3), companies controlled by the Company, reported its results on August 12, 2019 and August 13, 2019, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below: · Cosan S.A. (CSAN3): ir.cosan.com.br · Cosan Logística (RLOG3): ir.cosanlogistica.com Cosan S.A. and Cosan Logística S.A. business units that compose Cosan Limited and interest in each reportable segment are shown below: · Cosan S.A. (CSAN3) (60%) Raízen Combustíveis (50%) Fuel Distribution & Downstream Argentina Raízen Energia (50%) Sugar, Ethanol & Bioenergy Production and Commercialization Comgás (99%) Natural Gas Distribution Moove (70%) Lubricants, Base Oils & Specialties Cosan Corporate (100%) Corporate and Other Investments · Cosan Logística S.A. (RLOG3) (73%) Rumo S.A. (RAIL3) (28%) Logistics Operator Executive Summary 2Q19 Cosan S.A. (CSAN3): The combination of falling oil prices and BRL appreciation with another change in Petrobras’ pricing methodology set the tone of 2Q19. Lengthening of price changes periodicity combined with lower oil and stronger BRL added to usual oversupply characteristic of the beginning of crop year capping sugar prices and causing inventory losses. Diesel and gasoline price reductions reduced import gains while weighting on inventories as well. Otto-cycle sales disappointed following economic activity slowdown. Cosan S.A. Pro forma: The pro forma adjusted EBITDA of Cosan S.A. was R$1.2 billion (+14%) in 2Q19, reflecting improvements in Comgás, Raízen Combustíveis, and Moove’s operational results, as well as the consolidation of Raízen Argentina. Net income reached R$ 418 million while operating cash flow (OCF) totaled R$ 726 million. Cosan S.A. Pro forma leverage ended the quarter at 2.1x net debt/LTM EBITDA, normalized by Comgás’ Regulatory Current Account and leases (IFRS 16) effects. Raízen Combustíveis RC Brazil: Adjusted EBITDA reached R$565 million (+5%) in the period, mainly due to higher sales volume. Profitability, however, was adversely impacted by the seasonal effect of the ethanol price drop, boosted by a greater share in the Otto-cycle mix. Gasoline and diesel also decreased, reflecting changes in periodicity of Petrobras’ pricing policy. This restrained gains from Raízen’s supply strategy, which includes imports and inventory management. Total volume sold grew 8%, driven by an expansion of service stations network and a weak comparison basis affected by truckers’ strike. In the Otto-cycle, measured by gasoline equivalent, sales volume rose 7%, highlighting ethanol. Diesel sales reflect higher demand from large clients, especially agribusiness. Sales volume in the aviation segment dropped 2% due to the operations shutdown of one of the industry’s key players. RC Argentina: Adjusted EBITDA from refining and distribution of fuel and other byproducts in Argentina totaled US$47 million (R$185 million) in 2Q19, with processed volume amounting to 88 thousand barrels/day (81% capacity utilization ratio). Total volume sold decreased 7% quarter-on-quarter, reflecting the country’s weaker economic activity. Raízen Energia: Adjusted EBITDA reached R$402 million (-18%) in 2Q19 mainly due to lower sugar and bioenergy own volume sold in the period. Rainfall in early April delayed 2019/20 harvest, thereby reducing the processed volume which totaled 21 million tons (-7%) and sugarcane yield (-3%). Raízen keeps on prioritizing ethanol in production mix (51%) targeting higher returns (when compared to sugar). Unit cash cost of sales was impacted by lower fixed cost dilution and an increase in CONSECANA (suppliers’ cane cost reference). Comgás: Normalized adjusted EBITDA stood at R$583 million (+19%) in 2Q19, driven by the higher volume sold across all segments, up 3% vs. 2Q18. The industrial volume was bolstered by higher demand in specific segments, and leveraged on a weaker comparison basis, impacted by truckers’ strike. In the commercial segment, the addition of 2 de 9 COSAN LIMITED Earnings Release nd 2 Quarter of 2019 Business Units Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3), companies controlled by the Company, reported its results on August 12, 2019 and August 13, 2019, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below: · Cosan S.A. (CSAN3): ir.cosan.com.br · Cosan Logística (RLOG3): ir.cosanlogistica.com Cosan S.A. and Cosan Logística S.A. business units that compose Cosan Limited and interest in each reportable segment are shown below: · Cosan S.A. (CSAN3) (60%) Raízen Combustíveis (50%) Fuel Distribution & Downstream Argentina Raízen Energia (50%) Sugar, Ethanol & Bioenergy Production and Commercialization Comgás (99%) Natural Gas Distribution Moove (70%) Lubricants, Base Oils & Specialties Cosan Corporate (100%) Corporate and Other Investments · Cosan Logística S.A. (RLOG3) (73%) Rumo S.A. (RAIL3) (28%) Logistics Operator Executive Summary 2Q19 Cosan S.A. (CSAN3): The combination of falling oil prices and BRL appreciation with another change in Petrobras’ pricing methodology set the tone of 2Q19. Lengthening of price changes periodicity combined with lower oil and stronger BRL added to usual oversupply characteristic of the beginning of crop year capping sugar prices and causing inventory losses. Diesel and gasoline price reductions reduced import gains while weighting on inventories as well. Otto-cycle sales disappointed following economic activity slowdown. Cosan S.A. Pro forma: The pro forma adjusted EBITDA of Cosan S.A. was R$1.2 billion (+14%) in 2Q19, reflecting improvements in Comgás, Raízen Combustíveis, and Moove’s operational results, as well as the consolidation of Raízen Argentina. Net income reached R$ 418 million while operating cash flow (OCF) totaled R$ 726 million. Cosan S.A. Pro forma leverage ended the quarter at 2.1x net debt/LTM EBITDA, normalized by Comgás’ Regulatory Current Account and leases (IFRS 16) effects. Raízen Combustíveis RC Brazil: Adjusted EBITDA reached R$565 million (+5%) in the period, mainly due to higher sales volume. Profitability, however, was adversely impacted by the seasonal effect of the ethanol price drop, boosted by a greater share in the Otto-cycle mix. Gasoline and diesel also decreased, reflecting changes in periodicity of Petrobras’ pricing policy. This restrained gains from Raízen’s supply strategy, which includes imports and inventory management. Total volume sold grew 8%, driven by an expansion of service stations network and a weak comparison basis affected by truckers’ strike. In the Otto-cycle, measured by gasoline equivalent, sales volume rose 7%, highlighting ethanol. Diesel sales reflect higher demand from large clients, especially agribusiness. Sales volume in the aviation segment dropped 2% due to the operations shutdown of one of the industry’s key players. RC Argentina: Adjusted EBITDA from refining and distribution of fuel and other byproducts in Argentina totaled US$47 million (R$185 million) in 2Q19, with processed volume amounting to 88 thousand barrels/day (81% capacity utilization ratio). Total volume sold decreased 7% quarter-on-quarter, reflecting the country’s weaker economic activity. Raízen Energia: Adjusted EBITDA reached R$402 million (-18%) in 2Q19 mainly due to lower sugar and bioenergy own volume sold in the period. Rainfall in early April delayed 2019/20 harvest, thereby reducing the processed volume which totaled 21 million tons (-7%) and sugarcane yield (-3%). Raízen keeps on prioritizing ethanol in production mix (51%) targeting higher returns (when compared to sugar). Unit cash cost of sales was impacted by lower fixed cost dilution and an increase in CONSECANA (suppliers’ cane cost reference). Comgás: Normalized adjusted EBITDA stood at R$583 million (+19%) in 2Q19, driven by the higher volume sold across all segments, up 3% vs. 2Q18. The industrial volume was bolstered by higher demand in specific segments, and leveraged on a weaker comparison basis, impacted by truckers’ strike. In the commercial segment, the addition of 2 de 9

COSAN LIMITED Earnings Release nd 2 Quarter of 2019 approximately 900 clients in the last 12 months contributed to the increase. Residential sales volumes increased reflecting the addition of 93,000 clients in one year, offsetting lower unit consumption in view of higher average temperature in the period. It is worth noting that 2018-2024 tariff review cycle was concluded in May, bringing back regulatory stability. Moove: Adjusted EBITDA reached R$78 million (+18%) in the quarter, driven by higher sales of finished lubricants (+16%) as well as rising operational synergies across recent geographic expansion. Cosan Logística S.A. (RLOG3): Rumo’s transported volumes increased 7% during 2Q19 when compared to same period last year reaching 14.4 billion RTK, despite atypical market dynamics. Strong soybean crop anticipated exports boosted volumes until March. This trend, however, reversed thereafter given loose supply demand equation due to: i) excess supply in view of high inventories, strong crop in the US and higher Argentinean production after last year setbacks; and ii) lower imports from China due to ASF. In fact, lower soybean prices led Brazilian producers to postpone exports, well beyond reduced imports from China. In turn, record high corn crop in Brazil combined with rising prices following floods affecting US Midwest production encouraged anticipation of that grain exports, leading to record- high volumes transported in June (5.5 billion RTK in Norther Operations alone, + 27%) and good prospects for second half of the year. Meanwhile, both Fertilizers and Containers contributed to volume growth this quarter. Rumo’s market share of exported grain volumes reached 52% in Santos (+8p.p. YoY), partially offsetting lower exports. Rumo EBITDA reached R$ 924 million (+2%) in 2Q19, with 53% EBITDA margin. Lower tariffs at North Operation (-7%), in view of atypical mix and higher share of fertilizers’ back hauling, combined with spot sales in June given record volumes, reduced revenues offsetting better yields at South Operation (+5%) and Containers Operation (+2%). In turn, lower dilution in fixed costs, due to: i) seasonally higher administrative expenses; ii) changes in personal-related tax expenses; and iii) lower tax credits, ended up shading another quarter of efficiency gains, namely fuel consumption (-5,3% liters/TKB). Net profit reached R$ 185 million in 2Q19 versus R$ 38 million loss in 2Q18, reflecting lower interest rates and continued efforts to reduce debt costs. Leverage ended the quarter at 2.0x broad Net Debt/EBITDA. Cosan Limited (CZZ): CZZ pro forma EBITDA increased 9% and reached R$ 2.0 billion, with contributions from both energy and logistics portfolio amid a challenging scenario. Net Income totaled R$ 208 million, up almost 10x from 2Q18, and Adjusted Net Debt/EBITDA closed the quarter at 2.3x. The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com) in the Results Center. 3 de 9 COSAN LIMITED Earnings Release nd 2 Quarter of 2019 approximately 900 clients in the last 12 months contributed to the increase. Residential sales volumes increased reflecting the addition of 93,000 clients in one year, offsetting lower unit consumption in view of higher average temperature in the period. It is worth noting that 2018-2024 tariff review cycle was concluded in May, bringing back regulatory stability. Moove: Adjusted EBITDA reached R$78 million (+18%) in the quarter, driven by higher sales of finished lubricants (+16%) as well as rising operational synergies across recent geographic expansion. Cosan Logística S.A. (RLOG3): Rumo’s transported volumes increased 7% during 2Q19 when compared to same period last year reaching 14.4 billion RTK, despite atypical market dynamics. Strong soybean crop anticipated exports boosted volumes until March. This trend, however, reversed thereafter given loose supply demand equation due to: i) excess supply in view of high inventories, strong crop in the US and higher Argentinean production after last year setbacks; and ii) lower imports from China due to ASF. In fact, lower soybean prices led Brazilian producers to postpone exports, well beyond reduced imports from China. In turn, record high corn crop in Brazil combined with rising prices following floods affecting US Midwest production encouraged anticipation of that grain exports, leading to record- high volumes transported in June (5.5 billion RTK in Norther Operations alone, + 27%) and good prospects for second half of the year. Meanwhile, both Fertilizers and Containers contributed to volume growth this quarter. Rumo’s market share of exported grain volumes reached 52% in Santos (+8p.p. YoY), partially offsetting lower exports. Rumo EBITDA reached R$ 924 million (+2%) in 2Q19, with 53% EBITDA margin. Lower tariffs at North Operation (-7%), in view of atypical mix and higher share of fertilizers’ back hauling, combined with spot sales in June given record volumes, reduced revenues offsetting better yields at South Operation (+5%) and Containers Operation (+2%). In turn, lower dilution in fixed costs, due to: i) seasonally higher administrative expenses; ii) changes in personal-related tax expenses; and iii) lower tax credits, ended up shading another quarter of efficiency gains, namely fuel consumption (-5,3% liters/TKB). Net profit reached R$ 185 million in 2Q19 versus R$ 38 million loss in 2Q18, reflecting lower interest rates and continued efforts to reduce debt costs. Leverage ended the quarter at 2.0x broad Net Debt/EBITDA. Cosan Limited (CZZ): CZZ pro forma EBITDA increased 9% and reached R$ 2.0 billion, with contributions from both energy and logistics portfolio amid a challenging scenario. Net Income totaled R$ 208 million, up almost 10x from 2Q18, and Adjusted Net Debt/EBITDA closed the quarter at 2.3x. The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com) in the Results Center. 3 de 9

COSAN LIMITED

Earnings Release
2nd Quarter of 2019

Main Operational and Financial Metrics

Raízen Combustíveis - Brazil

	2Q19 (Apr-Jun)	2Q18 (Apr-Jun)	Chg.% 2Q19/2Q18	1Q19 (Jan-Mar)	Chg.% 2Q19/1Q19
Otto Cycle Volume (Gasoline+ Ethanol) ('000 cbm)	2,977	2,739	9%	2,958	1%
Gasoline Equivalent[4] Volume ('000 cbm)	2,675	2,511	7%	2,664	0%
Diesel Volume ('000 cbm)	3,094	2,808	10%	2,867	8%
Adjusted EBITDA Margin[5] (BRL/cbm)	85	88	-3%	110	-23%
Adjusted EBIT[5] (BRL/cbm)	56	61	-9%	78	-28%

Note 4: Sum of gasoline and ethanol volumes, adjusted by the energy coefficient of 0.7221.
Note 5: Excludes asset sale and other non-recurring effects.

Raízen Combustíveis – Argentina

	2Q19 (Apr-Jun)	1Q19 (Jan-Mar)	Var.% 2Q19x1Q19
Processed Volume ('000 BBL/day)	88	88	0%
Total Volume Sold ('000 cbm)	1,490	1,594	-7%
EBITDA[6] (USD mln)	47	61	-23%

Note 6: Adjusted for other non-recurring effects.

Raízen Energia

Indicators	2Q19 (Apr-Jun)	2Q18 (Apr-Jun)	Chg.% 2Q19/2Q18
Sugarcane Crushed (mln mt)	20.7	22.3	-7%
TRS/ha	9.3	9.6	-3%
Sugar/Ethanol Production Mix	49% x 51%	48% x 52%	n/a
Adjusted EBITDA[7] (BRL mln)	402	488	-18%

Note 7: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Comgás

	2Q19 (Apr-Jun)	2Q18 (Apr-Jun)	Chg.% 2Q19/2Q18	1Q19 (Jan-Mar)	Chg.% 2Q19/1Q19
Total Sales Volume (cbm) Ex-Thermal	1,144	1,111	3%	1,108	3%
Normalized EBITDA[8] (BRL mln)	585	491	19%	499	17%
IFRS EBITDA (BRL mln)	679	331	n/a	447	52%

Note 8: Includes the effect from the regulatory Current Account.

Moove

	2Q19 (Apr-Jun)	2Q18 (Apr-Jun)	Chg.% 2Q19/2Q18	1Q19 (Jan-Mar)	Chg.% 2Q19/1Q19
Total Sales Volume[9] ('000 cbm)	102	88	16%	96	6%
EBITDA[10] (BRL mln)	78	66	18%	81	-4%

Note 9: Considering the volume sold of lubricants and base oil.
Note 10: Adjusted for the lease impact (IFRS 16).

Rumo

Operating and Financial Performance Index	2Q19	2Q18	Chg. %	6M19	6M18	Chg. %
Consolidated						
Operating ratio[11]	71%	69%	2%	73%	74%	-1%
Diesel consumption (liters/ '000 GTK)	4.0	4.2	-5%	4.1	4.4	-7%
Rail accidents (MM Train/Km)	16.4	15.1	9%	16.3	14.6	11%
Personal accidents (accidents /MM MHW)	0.2	0.4	-53%	0.2	0.4	-49%
North Operation						
Cycle of railcars (days)	10.3	10.7	-4%	10.7	10.3	4%
South Operation						
Cycle of railcars (days)	9.1	7.4	23%	8.6	7.5	15%

Note 11: It only considers variable costs of railway operations.

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COSAN LIMITED

Earnings Release
2nd Quarter of 2019

Cosan Corporate Results[12]

The following table provides a breakdown of the 2Q19 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column "Cosan S.A. Accounting", the "Adjustments & Eliminations" column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit 2Q19	Raizen Combustiveis	Raizen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raizen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	25,111.0	6,084.1	2,338.8	1,004.5	0.0	(31,195.1)	0.0	3,343.3	1,728.7	-	0.8	5,072.9
Cost of Goods and Services Sold	(24,015.9)	(5,690.2)	(1,550.9)	(784.9)	(0.0)	29,706.1	(0.0)	(2,335.8)	(1,140.7)	-	(0.8)	(3,477.4)
Gross Profit	1,095.1	393.9	787.9	219.6	(0.0)	(1,489.0)	-	1,007.5	588.0	-	-	1,595.5
Gross Margin (%)	*4.4%*	*6.5%*	*33.7%*	*21.9%*	*n/a*	*4.8%*	*0.0%*	*30.1%*	*34.0%*	*n/a*	-	*31.5%*
Selling Expenses	(552.8)	(172.2)	(152.1)	(120.7)	(2.3)	725.0	-	(275.2)	7.3	-	-	(267.9)
General and Administrative Expenses	(152.4)	(151.0)	(89.5)	(39.7)	(46.2)	303.4	-	(175.5)	(88.4)	(18.9)	-	(282.7)
Other Operating Income (Expenses)	146.1	0.4	17.5	(1.0)	(7.6)	(146.5)	-	8.9	(5.5)	-	-	3.4
Equity Pick-up	-	(8.9)	-	(0.8)	434.6	8.9	(372.2)	61.7	3.8	275.8	(275.8)	65.5
Depreciation and Amortization	187.2	626.2	115.2	20.6	2.7	(813.4)	-	138.5	417.0	0.3	-	555.8
EBITDA	723.1	688.4	679.0	78.0	381.2	(1,411.5)	(372.2)	765.9	922.2	257.3	(275.8)	1,669.6
EBITDA Margin (%)	*2.9%*	*11.3%*	*29.0%*	*7.8%*	*n/a*	*4.5%*	*n/a*	*22.9%*	*53.3%*	*n/a*	*n/a*	*32.9%*
Financial result	(125.7)	(244.0)	(36.9)	13.0	49.7	369.6	-	25.9	(258.6)	(42.7)	(40.3)	(315.8)
Income and Social Contribution Taxes	(133.2)	56.9	(180.5)	(17.6)	(9.9)	76.3	-	(207.9)	(61.6)	(1.5)	13.7	(257.4)
Non-controlling Interest	(14.4)	(13.6)	-	(1.0)	-	28.0	(26.1)	(27.1)	(134.3)	(4.3)	(166.6)	(332.3)
Net Income	262.6	(138.5)	346.4	51.9	418.3	(124.2)	(398.3)	418.3	50.8	208.4	(469.0)	208.4

Earnings by Business Unit 6M19	Raizen Combustiveis	Raizen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raizen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	48,272.3	13,204.1	4,398.9	2,038.8	0.3	(61,476.4)	-0.0	6,438.0	3,363.7	-	(8.6)	9,793.1
Cost of Goods and Services Sold	(45,915.4)	(12,341.5)	(3,049.8)	(1,611.3)	(0.0)	58,256.8	0.0	(4,661.1)	(2,294.2)	-	8.6	(6,946.7)
Gross Profit	2,356.9	862.7	1,349.1	427.5	0.3	(3,219.5)	-	1,776.9	1,069.5	-	-	2,846.4
Gross Margin (%)	*4.9%*	*6.5%*	*30.7%*	*21.0%*	*90.1%*	*5.2%*	*0.0%*	*27.6%*	*31.8%*	*n/a*	-	*29.1%*
Selling Expenses	(1,059.4)	(407.7)	(301.3)	(232.8)	(2.2)	1,467.1	-	(536.3)	4.4	-	-	(531.9)
General and Administrative Expenses	(315.0)	(275.4)	(173.1)	(77.4)	(83.8)	590.4	-	(334.2)	(171.6)	(35.3)	-	(541.2)
Other Operating Income (Expenses)	426.7	48.5	20.9	0.1	4.3	(475.1)	-	25.3	(27.0)	0.0	-	(1.7)
Equity Pick-up	0.0	(4.3)	-	1.0	894.4	4.3	(561.4)	334.0	8.6	492.4	(492.4)	342.5
Depreciation and Amortization	373.1	1,354.8	230.6	41.1	6.9	(1,727.9)	-	278.5	839.4	0.7	-	1,118.7
EBITDA	1,782.3	1,578.6	1,126.1	159.5	819.9	(3,360.8)	(561.4)	1,544.1	1,723.3	457.8	(492.4)	3,232.8
EBITDA Margin (%)	*3.7%*	*12.0%*	*25.6%*	*7.8%*	*n/a*	*5.5%*	*n/a*	*24.0%*	*51.2%*	*n/a*	*n/a*	*33.0%*
Financial result	(196.7)	(399.0)	(89.4)	9.9	(33.0)	595.7	-	(112.5)	(583.1)	(47.8)	(95.1)	(838.4)
Income and Social Contribution Taxes	(316.6)	63.8	(279.8)	(32.9)	34.0	252.8	-	(278.7)	(89.4)	(2.8)	32.3	(338.7)
Non-controlling Interest	(35.2)	(14.4)	-	(1.6)	-	49.6	(58.8)	(60.4)	(153.7)	(7.9)	(316.6)	(538.5)
Net Income	860.6	(125.8)	526.4	93.8	814.0	(734.8)	(620.2)	814.0	57.7	398.6	(871.7)	398.6

Note 12: As of 1Q19, the results of Cosan and its Business Units were impacted by the adoption of the new accounting standards (IFRS 16), as detailed in the quarterly financial statements as of June 30, 2019.

5 de 9

COSAN LIMITED

Earnings Release
2nd Quarter of 2019

Loans and Financing

In June 30, 2019, Cosan Limited's (CZZ Corporate) gross debt totaled R$ 1.9 billion, in line with 1Q19, and cash and cash equivalents came to R$ 365 million in 2Q19, compared to R$ 214 million at the close of the 1Q19, due to dividends received from Cosan S.A. in May, 2019.

CZZ Corporate's net debt ended the period at R$ 1.5 billion (ex-IFRS 16).

Loans and Financing 2Q19 BRL mln	Comgás	Moove	Cosan Corporate	Consolidated	Raízen Energia	Raízen Combustíveis	Consolidated Pro forma	Cosan Logística	Cosan Limited (Parent Company)	CZZ Pro forma
Opening balance of pro forma net debt	**1,455.6**	**145.4**	**3,973.0**	**5,574.0**	**4,155.9**	**763.5**	**10,493.4**	**7,029.1**	**1,641.0**	**19,163.5**
Cash, cash equivalents and marketable securities	1,796.8	612.9	2,247.4	4,657.0	1,594.9	1,409.3	7,661.2	2,560.3	214.1	10,435.6
Gross Debt	**3,252.4**	**758.3**	**6,220.4**	**10,231.0**	**5,750.9**	**2,172.8**	**18,154.6**	**9,589.3**	**1,855.1**	**29,599.1**
Cash items	**(130.8)**	**(7.4)**	**(29.0)**	**(167.2)**	**(90.2)**	**512.4**	**255.0**	**(284.3)**	**-**	**(29.3)**
Funding	-	10.1	0.5	10.6	3.6	641.6	655.8	(17.7)	-	638.0
Payment of principal on loans and borrowings	(128.8)	(10.0)	(3.9)	(142.7)	(24.2)	(97.7)	(264.6)	(197.6)	-	(462.3)
Payment of Interest on loans borrowings	(25.9)	(13.2)	(42.9)	(82.0)	(69.7)	(31.4)	(183.0)	(67.6)	-	(250.7)
Derivatives	23.8	5.7	17.4	46.9	-	-	46.9	(1.3)	-	45.6
Noncash items	**76.8**	**(14.2)**	**11.8**	**74.3**	**16.2**	**109.4**	**199.8**	**112.2**	**4.3**	**316.3**
Provision for interest (accrual)	50.6	7.1	121.4	179.2	68.4	29.6	277.2	177.4	29.2	483.7
Monetary variation and MTM adjustment of debt	71.6	0.3	143.7	215.5	121.5	31.4	368.4	255.7	55.2	679.4
Exchange variation, net of derivatives	(45.4)	(21.7)	(253.4)	(320.4)	(173.8)	48.4	(445.8)	(320.9)	(80.1)	(846.8)
Closing balance of gross debt	**3,198.3**	**736.6**	**6,203.1**	**10,138.1**	**5,676.8**	**2,794.6**	**18,609.4**	**9,417.2**	**1,859.4**	**29,886.1**
Cash, cash equivalents and marketable securities	2,157.0	634.4	1,510.9	4,302.2	1,402.2	917.8	6,622.2	2,539.6	365.3	9,527.1
Closing balance of pro forma net debt	**1,041.3**	**102.3**	**4,692.3**	**5,835.9**	**4,274.6**	**1,876.7**	**11,987.3**	**6,877.6**	**1,494.1**	**20,358.9**
Obligations due to preferred shareholders of subsidiaries	-	-	887.6	887.6	-	-	887.6	-	-	887.6
Leasing (IFRS 16)	14.8	33.2	25.0	73.1	1,726.1	249.6	2,048.8	1,362.0	7.7	3,418.5
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	**1,056.2**	**135.5**	**5,604.9**	**6,796.5**	**6,000.7**	**2,126.3**	**14,923.6**	**8,239.6**	**1,501.8**	**24,665.0**

6 de 9

COSAN LIMITED

Earnings Release
2nd Quarter of 2019

Cash Flow Reconciliation

Cash Flow Statement 2Q19 BRL mln	Comgás	Moove	Cosan Corporate	Eliminations	Cosan S.A.	Raízen Combined	Eliminations	Cosan S.A. Pro forma	Cosan Logística	Cosan Limited (Parent Company)	Eliminations/ Adjusted	CZZ Pro forma
EBITDA	**679.0**	**78.0**	**381.2**	**(372.2)**	**765.9**	**705.7**	**(62.1)**	**1,409.6**	**922.2**	**257.3**	**(275.8)**	**2,313.3**
Noncash impacts on EBITDA	(36.8)	20.7	(432.7)	372.2	(76.6)	72.0	62.1	57.5	(7.3)	(264.2)	275.8	61.9
Changes in assets and liabilities	(5.5)	(44.8)	(33.5)	-	(83.8)	(629.4)	-	(713.2)	(99.7)	(4.6)	-	(817.4)
Operating financial result	29.3	2.9	15.0	-	47.2	(74.8)	-	(27.6)	24.1	0.8	-	(2.7)
Operating Cash Flow	**666.0**	**56.8**	**(70.1)**	**-**	**652.7**	**73.6**	**-**	**726.3**	**839.4**	**(10.7)**	**-**	**1,555.0**
CAPEX	(174.2)	(6.1)	(2.8)	-	(183.1)	(420.6)	-	(603.7)	(438.7)	(0.0)	-	(1,042.4)
Other	-	(8.8)	8.0	-	(0.8)	(120.7)	-	(121.5)	(41.9)	-	-	(163.4)
Cash Flow from Investing Activities	**(174.2)**	**(14.9)**	**5.2**	**-**	**(183.9)**	**(541.3)**	**-**	**(725.2)**	**(480.6)**	**(0.0)**	**-**	**(1,205.8)**
Funding	-	10.1	0.5	-	10.6	645.2	-	655.8	(17.7)	-	-	638.0
Loans amortization (Principal)	(128.8)	(10.0)	(3.9)	-	(142.7)	(121.9)	-	(264.6)	(234.0)	0.2	-	(498.5)
Loans amortization (Interest)	(25.9)	(13.2)	(42.9)	-	(82.0)	(101.1)	-	(183.0)	(86.1)	-	-	(269.2)
Leasing amortization (IFRS16)	(0.7)	(0.4)	(1.4)	-	(2.5)	(153.2)	-	(155.8)	(37.9)	(0.4)	-	(194.0)
Derivatives	23.8	5.7	17.4	-	46.9	-	-	46.9	(1.3)	-	-	45.6
Other	(0.0)	0.0	(462.8)	-	(462.8)	(1.5)	-	(464.3)	(0.0)	(49.9)	-	(514.2)
Cash Flow from Financing Activities	**(131.6)**	**(7.8)**	**(493.1)**	**-**	**(632.5)**	**267.5**	**-**	**(365.0)**	**(377.1)**	**(50.1)**	**-**	**(792.2)**
Dividends received	**-**	**-**	**461.4**	**-**	**461.4**	**-**	(468.3)	**(6.9)**	**2.5**	**233.6**	**(233.6)**	**(4.4)**
Free Cash Flow to Equity	**360.2**	**34.1**	**(96.6)**	**-**	**297.7**	**(200.1)**	**(468.3)**	**(370.8)**	**(15.8)**	**172.8**	**(233.6)**	**(447.4)**
Cosan S.A	-	-	(632.2)	-	(632.2)	-	468.3	(163.9)	(4.6)	(9.0)	233.6	56.1
Cosan Limited	-	0	0	-	-	-	-	-	0	0	0	-
Non-controlling Shareholders	-	-	-	-	-	(461.2)	-	(461.2)	-	-	-	(461.2)
Dividends paid	**-**	**-**	**(632.2)**	**-**	**(632.2)**	**(461.2)**	**468.3**	**(625.1)**	**(4.6)**	**(9.0)**	**233.6**	**(405.1)**
Exchange variation impact on cash and cash equivalents	-	(12.6)	(7.7)	-	(20.3)	(22.9)	-	(43.2)	(0.2)	(12.6)	-	(56.0)
Cash Generation (Burn) in the Period	**360.2**	**21.5**	**(736.5)**	**-**	**(354.8)**	**(684.2)**	**-**	**(1,039.0)**	**(20.6)**	**151.2**	**-**	**(908.4)**

7 de 9

Earnings Release
2nd Quarter of 2019

Financial Statements
Cosan Limited - Accounting

Indicators BRL mln	2Q19 (Apr-Jun)	2Q18 (Apr-Jun)	Chg.% 2Q19/2Q18	1Q19 (Jan-Mar)	Chg.% 2Q19/1Q19
EBITDA	**1,669.6**	**1,240.0**	**34.6%**	**1,563.1**	**6.8%**
CAPEX	**648.6**	**698.8**	**-7.2%**	**719.5**	**-9.9%**

Income Statement for the Period BRL mln	2Q19 (Apr-Jun)	2Q18 (Apr-Jun)	Chg.% 2Q19/2Q18	1Q19 (Jan-Mar)	Chg.% 2Q19/1Q19
Net Revenue	**5,072.9**	**4,074.5**	**24.5%**	**4,720.2**	**7.5%**
Cost of Goods and Services Sold	**(3,477.3)**	**(2,913.3)**	**19.4%**	**(3,469.3)**	**0.2%**
Gross profit	**1,595.5**	**1,161.2**	**37.4%**	**1,250.9**	**27.6%**
Selling, general & administrative expenses	(550.6)	(483.9)	13.8%	(522.5)	5.4%
Other net operating income (expenses)	3.4	(20.9)	n/a	(5.1)	n/a
Financial results	(315.8)	(743.8)	-57.6%	(522.6)	-39.6%
Equity Pick-up	65.5	68.9	-4.9%	277.0	-76.4%
Expenses with income and social contribution taxes	(257.4)	0.3	n/a	(81.3)	n/a
Non-controlling interest	(332.3)	40.8	n/a	(206.2)	61.1%
Net Income (Loss)	**208.4**	**22.7**	**n/a**	**190.2**	**9.6%**

Balance Sheet BRL mln	2Q19 06/30/19	1Q19 03/31/18
Cash and cash equivalents	5,003	4,662
Marketable Securities	2,204	2,770
Trade accounts receivable	2,064	1,853
Inventories	809	736
Derivative financial instruments	3,218	2,769
Other current assets	1,713	1,641
Other non-current assets	6,270	6,462
Investments	7,954	8,361
Property, plant and equipment	11,852	11,711
Intangible assets	16,903	16,937
Total Assets	**57,992**	**57,901**
Loans and borrowings	24,486	24,316
Financial instruments and derivatives	44	22
Trade accounts payable	2,046	1,985
Payroll	301	228
Other current liabilities	1,933	1,960
Other non-current liabilities	12,989	13,297
Shareholders' Equity	**16,192**	**16,094**
Total Liabilities	**57,992**	**57,901**

8 de 9

COSAN LIMITED Earnings Release nd 2 Quarter of 2019 Financial Statement including Raízen Cosan Limited Pro forma (including 50% of Raízen) Indicators 2Q19 2Q18 Chg.% 1Q19 Chg.% BRL mln (Apr-Jun) (Apr-Jun) 2Q19/2Q18 (Jan-Mar) 2Q19/1Q19 2,313.3 1,630.9 41.8% 2,232.5 3.6% EBITDA 2,040.5 1,864.0 9.5% 2,179.0 -6.4% Adjusted EBITDA 1,099.1 972.6 13.0% 1,455.6 -25.6% Investments Income Statement for the Period 2Q19 2Q18 Chg.% 1Q19 Chg.% BRL mln (Apr-Jun) (Apr-Jun) 2Q19/2Q18 (Jan-Mar) 2Q19/1Q19 19,338.5 15,070.4 28.3% 18,621.1 3.9% Net Revenue (16,998.5) (13,377.7) 27.1% (16,505.0) 3.0% Cost of Goods and Services Sold 2,340.0 1,692.7 38.2% 2,116.2 10.6% Gross profit (1,064.6) (881.8) 20.7% (1,036.8) 2.7% Selling, general & administrative expenses 76.4 57.2 33.5% 159.1 -52.0% Other net operating income (expenses) (500.6) (931.7) -46.3% (635.7) -21.3% Financial results (1.1) 17.8 n/a (25.9) -95.9% Equity Pick-up (295.5) 30.2 n/a (169.6) 74.3% Expenses with income and social contribution taxes (346.3) 38.3 n/a (217.0) 59.6% Non-controlling interest 208.4 22.7 n/a 190.2 9.6% Net Income (Loss) Balance Sheet 2Q19 1Q19 BRL mln 06/30/19 03/31/18 7,071 7,532 Cash and cash equivalents 2,456 2,904 Marketable Securities 3,931 3,533 Trade accounts receivable 3,719 2,773 Inventories 4,175 3,597 Derivative financial instruments 4,396 4,284 Other current assets 11,545 11,722 Other non-current assets 635 636 Investments 20,563 20,551 Property, plant and equipment 19,974 20,029 Intangible assets 78,466 77,560 Total Assets 33,626 32,942 Loans and borrowings 479 394 Financial instruments and derivatives 6,056 5,998 Trade accounts payable 628 499 Payroll 4,893 4,890 Other current liabilities 16,438 16,606 Other non-current liabilities 16,344 16,232 Shareholders' Equity 78,466 77,560 Total Liabilities 9 de 9 COSAN LIMITED Earnings Release nd 2 Quarter of 2019 Financial Statement including Raízen Cosan Limited Pro forma (including 50% of Raízen) Indicators 2Q19 2Q18 Chg.% 1Q19 Chg.% BRL mln (Apr-Jun) (Apr-Jun) 2Q19/2Q18 (Jan-Mar) 2Q19/1Q19 2,313.3 1,630.9 41.8% 2,232.5 3.6% EBITDA 2,040.5 1,864.0 9.5% 2,179.0 -6.4% Adjusted EBITDA 1,099.1 972.6 13.0% 1,455.6 -25.6% Investments Income Statement for the Period 2Q19 2Q18 Chg.% 1Q19 Chg.% BRL mln (Apr-Jun) (Apr-Jun) 2Q19/2Q18 (Jan-Mar) 2Q19/1Q19 19,338.5 15,070.4 28.3% 18,621.1 3.9% Net Revenue (16,998.5) (13,377.7) 27.1% (16,505.0) 3.0% Cost of Goods and Services Sold 2,340.0 1,692.7 38.2% 2,116.2 10.6% Gross profit (1,064.6) (881.8) 20.7% (1,036.8) 2.7% Selling, general & administrative expenses 76.4 57.2 33.5% 159.1 -52.0% Other net operating income (expenses) (500.6) (931.7) -46.3% (635.7) -21.3% Financial results (1.1) 17.8 n/a (25.9) -95.9% Equity Pick-up (295.5) 30.2 n/a (169.6) 74.3% Expenses with income and social contribution taxes (346.3) 38.3 n/a (217.0) 59.6% Non-controlling interest 208.4 22.7 n/a 190.2 9.6% Net Income (Loss) Balance Sheet 2Q19 1Q19 BRL mln 06/30/19 03/31/18 7,071 7,532 Cash and cash equivalents 2,456 2,904 Marketable Securities 3,931 3,533 Trade accounts receivable 3,719 2,773 Inventories 4,175 3,597 Derivative financial instruments 4,396 4,284 Other current assets 11,545 11,722 Other non-current assets 635 636 Investments 20,563 20,551 Property, plant and equipment 19,974 20,029 Intangible assets 78,466 77,560 Total Assets 33,626 32,942 Loans and borrowings 479 394 Financial instruments and derivatives 6,056 5,998 Trade accounts payable 628 499 Payroll 4,893 4,890 Other current liabilities 16,438 16,606 Other non-current liabilities 16,344 16,232 Shareholders' Equity 78,466 77,560 Total Liabilities 9 de 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer